UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2003
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-9052

A.                                   Full title of plan and the address of plan, if different from that of named issuer below:

THE DAYTON POWER AND LIGHT COMPANY

EMPLOYEE SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DPL INC.

1065 Woodman Drive

Dayton, Ohio  45432

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Dayton Power and Light Company
Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Dayton Power and Light Company Employee Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Dayton Power and Light Company Employee Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2003 basic financial statements taken as a whole.

KPMG LLP

Kansas City, MO

October 6, 2004

The Dayton Power and Light Company

Employee Savings Plan

Statement of Net Assets Available for Benefits

	At December 31,
	2003		2002
	# Shares	Amount	# Shares	Amount
ASSETS

Investments at Fair Value (Notes 2(d) and 3):
DPL Inc. Common Stock Fund *	265,528	$5,544,224	261,277	$4,007,986
Mutual Funds:
Equity Index 500 Fund *	260,885	7,813,494	267,781	6,338,383
Equity Income Fund *	261,954	6,328,797	265,418	5,252,622
New Horizons Fund *	216,496	5,369,106	218,114	3,622,870
Prime Reserve Fund *	2,680,891	2,680,891	2,464,114	2,464,114
Blue Chip Growth Fund *	89,759	2,553,647	87,164	1,913,253
Spectrum Income Fund	69,477	817,744	62,982	677,684
International Stock Fund	51,062	586,697	42,977	381,632
Total Mutual Funds	3,630,524	26,150,376	3,408,550	20,650,558

Total Investments	3,896,052	31,694,600	3,669,827	24,658,544

Receivables (Note 4):
Accrued Participant Contributions		232,699		62,238

Net Assets Available for Benefits		$31,927,299		$24,720,782

* Investments that exceed 5% of Net Assets Available for Benefits.

See accompanying notes to financial statements.

The Dayton Power and Light Company

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2003	2002
Investment Income / (Loss) (Notes 2(d) and 3):
Net Appreciation/(Depreciation) in Fair Value of Investments:
DPL Inc. Common Stock Fund	$1,534,038	$(2,247,239)
Mutual Funds:
Equity Index 500 Fund	1,642,565	(1,939,283)
Equity Income Fund	1,137,577	(1,013,843)
New Horizons Fund	1,760,524	(1,320,598)
Prime Reserve Fund	—	—
Blue Chip Growth Fund	579,973	(625,435)
Spectrum Income Fund	66,679	10,859
International Stock Fund	127,596	(87,513)
Total Mutual Funds	5,314,914	(4,975,813)

Dividends	581,537	620,942

Net Investment Income / (Loss)	7,430,489	(6,602,110)

Employee Contributions (Note 4)	1,763,645	1,544,237
	9,194,134	(5,057,873)

Benefits Paid to Participants	(1,987,617)	(4,202,106)
Transfers to the Plan (Note 4)	—	83,537

Net Increase / (Decrease)	7,206,517	(9,176,442)

Net Assets Available for Benefits:

Beginning of year	24,720,782	33,897,224

End of year	$31,927,299	$24,720,782

See accompanying notes to financial statements.

The Dayton Power and Light Company

Employee Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Note 1 - Plan Description:

(a)  General

The Dayton Power and Light Company Employee Savings Plan (the Plan), effective January 1, 1985, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the Company) to provide eligible non-union employees of the Company and certain affiliated companies with a 401(k) plan.  The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  A non-union employee becomes eligible for the Plan on the first day of the month following the first full calendar month the employee worked at least 160 hours. Participants should refer to the employee handbook or Plan documents for a more complete description of the Plan’s provisions.

(b)  Employee Contributions

An eligible employee may execute a salary deferral agreement directing the Company to contribute to the Plan on behalf of the employee up to 25 percent (in whole percentages) of regular compensation, or a fixed dollar amount per pay period.  In addition, the participant may contribute up to 100 percent of incentive compensation.  Both salary deferral and incentive compensation contributions are subject to certain Internal Revenue Service (IRS) limitations.  Effective for contributions after December 31, 2001, all participants who would have attained age 50 before the close of the plan year are eligible to make additional “catch-up” contributions, subject to certain IRS limitations.

Participants may also elect to direct a portion of a Company-sponsored welfare benefit plan into the Plan.  Contributions to the Plan from the welfare benefit plan were $3,719 and $31,466 for the years ended December 31, 2003 and 2002, respectively, and are reported as Employee Contributions on the Statement of Changes in Net Assets Available for Benefits.

(c)  Employer Contributions

The Company may match 100 percent of employee contributions, up to $1,000 annually, with DPL Inc. common stock, held in a separate DPL Inc. Employee Stock Ownership Plan (ESOP Plan).

(d)  Vesting

All employee contributions to the Plan are 100 percent vested.  Employer matching contributions are held in the ESOP Plan and are cliff-vested 100 percent generally after three years’ service (five years if hired prior to January 1, 2002).  Forfeitures of employer matching contributions held in the ESOP Plan are used to reduce future employer matching contributions.

(e)  Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and an allocation of employer contributions (if any), Plan earnings (losses) and any Plan expenses the Company may not elect to pay.  Participants can self-direct their contributions to a variety of investment options offered by the Plan with varied risk and return potential.

(f)  Payment of Benefits

In general, participants are eligible for lump-sum distributions upon termination of their employment and the submission and subsequent approval of an application for benefits.  Earlier distributions can occur for a Qualified Domestic Relations Order, death and disability.  Otherwise, distribution must occur within 60 days after the plan year in which the later of one of the following events occur:  65th birthday if already left the Company, 10th anniversary of participation if already left the Company or termination after age 65.  Participants are allowed to take distributions during employment if older than 59 1/2 and/or for a hardship as defined in the Plan documents.

(g)  Plan Termination

Although the Company expects the Plan to continue indefinitely, it reserves the right to discontinue employer contributions or terminate the Plan at any time.  If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.

Note 2 - Summary of Significant Accounting Policies:

(a)  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(c)  Payment of Benefits

Benefit payments are recorded when paid.

(d)  Investment Valuation and Income Recognition

Investments are reported at fair value using quoted market prices.  Investments in mutual funds are reported at fair value based on the fair value of the underlying net assets of the mutual funds as determined by those funds.

Realized and unrealized gains and losses are based on the difference between the fair market values of the investments at the beginning of the year or the purchase date, and the fair market values at the end of the year or the sales dates, as applicable, and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Purchases and sales of investments are recorded on a trade-date basis.  Dividend income is recorded on an ex-dividend basis.

Note 3 - Related Party Transactions (Parties-in-Interest)

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.  During the years ended December 31, 2003 and 2002, such purchases were $2,534,377 and $2,407,637, respectively, and such sales totaled $2,349,473 and $3,555,016 respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock (the DPL Inc. Common Stock Fund).  During the years ended December 31, 2003 and 2002, purchases of DPL Inc. common stock were $496,984 and $580,272, respectively, and sales of DPL Inc. common stock totaled $494,781 and $1,327,643, respectively.  The ending balance in the DPL Inc. Common Stock Fund represents approximately 17.5% and 16.3% of the Plan’s total investments as of December 31, 2003 and 2002, respectively (see Note 9).

Note 4 - Contributions:

Employee contributions withheld by the Company are paid into the Plan as soon as administratively possible, but no later than 15 days after the related payroll deductions.  At year end, contributions withheld by the Company but not yet paid into the Plan are recorded as receivables because the contributions are not credited to the individual investment funds until after year end.

In 2003 and 2002, there were transfers of $0 and $83,537, respectively, between the Employee Savings Plan for Collective Bargaining Employees and the Plan.  These transfers reflect the movement of savings for employees who have changed union and non-union status.

Note 5 - Administrative Expenses:

The Plan is administered by the Company, without charge to the Plan, and trusteed by T. Rowe Price.  The Company has elected to pay the fees incurred in the administration of the Plan, and include the trustee’s compensation, expenses, and any broker’s fees incurred by the trust.

Note 6 - Benefits:

Benefit obligations to participants who have withdrawn from the Plan were $74,155 and $0 at December 31, 2003 and 2002, respectively.  These amounts are reflected as liabilities in the Plan’s Form 5500, but are not reflected as liabilities under accounting principles generally accepted in the United States of America and accordingly are not reflected in the accompanying financial statements.

Note 7 - Federal Income Taxes

The Plan is designed and being operated to be exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code (“IRC”).  The Plan received a determination letter from the IRS dated February 11, 2003 indicating the Plan is so qualified.

Note 8 - Plan Revision and Amendments:

Effective January 1, 2002, the Plan was revised to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 and to convert the portion of the Plan invested in the DPL Inc. Common Stock Fund into an employee stock ownership plan. The Plan revisions also allow employees a choice between dividend reinvestment and dividend payment on their employee stock ownership plan account.

Note 9 – Risks and Uncertainties:

Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits (see Note 3).

The Dayton Power and Light Company

Employee Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Party-in Interest	Identity of Issuer	Description of Investment	Current Value
(a)	(b)	(c)	(e)

*	T. Rowe Price Associates Inc.	Equity Index 500 Fund (260,885 shares)	$7,813,494
*	T. Rowe Price Associates Inc.	Equity Income Fund (261,954 shares)	6,328,797
*	DPL Inc.	DPL Inc. Common Stock Fund (265,528 shares)	5,544,224
*	T. Rowe Price Associates Inc.	New Horizons Fund (216,496 shares)	5,369,106
*	T. Rowe Price Associates Inc.	Prime Reserve Fund (2,680,891 shares)	2,680,891
*	T. Rowe Price Associates Inc.	Blue Chip Growth Fund (89,759 shares)	2,553,647
*	T. Rowe Price Associates Inc.	Spectrum Income Fund (69,477 shares)	817,744
*	T. Rowe Price Associates Inc.	International Stock Fund (51,062 shares)	586,697
			$31,694,600

Note:  Column (d) has been omitted, as it is not applicable.

This schedule includes those assets required to be reported under the Employee Retirement Income Security Act of 1974 Section 2520.103-11 and Form 5500 Schedule H Item 4(i).

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company Employee Savings Plan
(Name of Plan)

Date	November 5, 2004	/s/ Pamela Holdren
Pamela Holdren
Treasurer and Interim Chief Financial Officer
DPL Inc. and The Dayton Power and Light Company